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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*


                The Yankee Companies, Inc., a Florida corporation
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                      2500 North Military Trail, Suite 225
--------------------------------------------------------------------------------
                                    (Street)

                            Boca Raton, Florida 33431
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                          AmeriNet Group.com, Inc.

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

                                   59-3532520
________________________________________________________________________________
4.   Statement for Month/Year

                                   October 2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [X]  Other (specify below)
                                                  Consultants
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Class A Preferred Stock            11/13/00          P             27,797 (1)    A      $2.50     153,297                    D
------------------------------------------------------------------------------------------------------------------------------------
Class A Preferred Stock            11/13/00          S                797 (1)    D      $0        152,500
------------------------------------------------------------------------------------------------------------------------------------
Class A Preferred Stock            11/13/00          P             16,000 (1)    A      $2.50     168,500                    D
------------------------------------------------------------------------------------------------------------------------------------
Class A Preferred Stock            11/13/00          S              2,000 (1)    D      $0        166,500
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       10/02/00          S              2,500        D      $0.5625    1,560,634
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       10/02/00          S              2,500        D      $0.59375   1,558,134
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       10/02/00          S              5,000        D      $0.5625    1,553,134
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       10/02/00          S              5,000        D      $0.5625    1,548,134
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                       10/03/00          S              5,000        D      $0.60      1,543,134
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       10/03/00          S              5,000        D      $0.61      1.538,134
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                       10/04/00          S              5,000        D      $0.53125   1,533,134
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       10/05/00          S              7,500        D      $0.625     1,525,634
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       10/05/00          S              5,000        D      $0.625     1,520,634
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                       10/05/00          S              5,000        D      $0.64      1,515,634
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       10/05/00          S              5,000        D      $0.65      1,510,634
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       10/05/00          S              2,500        D      $0.53125   1,508,134
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       10/05/00          S              2,500        D      $0.54      1,505,634
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       10/05/00          S              2,500        D      $0.51      1,503,134
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       10/09/00          S              5,000        D      $0.48      1,498,134
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       10/09/00          S              5,000        D      $0.48      1,493,134
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       10/10/00          S              5,000        D      $0.48      1,488,134
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       10/11/00          S              10,000       D      $0.48      1,478,134
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       10/12/00          S              10,000       D      $0.444     1,468,134
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       10/16/00          S              10,000       D      $0.405     1,458,134
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       10/17/00          S              10,000       D      $0.37      1,448,134
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       10/17/00          S              5,000        D      $0.40      1,443,134
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       10/18/00          S              11,000       D      $0.378     1,432,134
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       10/19/00          S              64,500       D      $0.4375    1,367,634
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       10/19/00          S              25,000       D      $0.41      1,342,634
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Not Applicable
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

(1) At the Issuers request, Yankees converted debt to equity (a total of 37,797 shares of Class A Preferred Stock). A portion of the 37,797 shares received by Yankees was given to others .


/s/ Leonard Miles Tucker, President of
     The Yankee Companies, Inc.                             November 10, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.